EXHIBIT 99.1

Stevanato Group Reports Financial Results for the Third Quarter of 2024

(PIOMBINO DESE, Italy) – November 5, 2024 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery, and diagnostic solutions to the pharmaceutical, biotechnology, and life sciences industries, today announced its financial results for the third quarter of 2024.

Third Quarter 2024 Highlights

•
Revenue for the third quarter of 2024 increased 2% to €277.9 million, compared with the same period last year, and high-value solutions represented 36% of total revenue.
•
For the third quarter, diluted earnings per share were €0.11 and adjusted diluted earnings per share were €0.12.
•
Adjusted EBITDA margin for the third quarter was 22.9%.
•
The Company is maintaining its fiscal year 2024 revenue guidance and continues to expect revenue in the range of €1,090 million to €1,110 million. The Company is lowering its adjusted EBITDA guidance and now expects a range of €257 million to €263 million, and its adjusted diluted EPS guidance to a range of €0.47 to €0.49.

Third Quarter 2024 Results

For the third quarter of 2024, revenue increased 2% (3% on a constant currency basis) compared with the same period last year, to €277.9 million, driven by a 6% increase in the Biopharmaceutical and Diagnostic Solutions (BDS) Segment, which offset a 15% decline in the Engineering Segment.

Revenue from high-value solutions increased to 36% of total revenue in the third quarter of 2024, compared with 32% for the same period last year, driven primarily by increased customer demand for high-performance syringes, and to a lesser extent, other products. As expected, lower revenue from EZ-fill® vials unfavorably impacted the mix within high-value solutions for the third quarter of 2024.

Gross profit margin for the third quarter of 2024 decreased to 26.8%, compared with 30.5% for the same period last year, primarily due to (i) the effects of vial destocking, including underutilization of vial lines, as well as lower revenue from more accretive EZ-fill® vials, (ii) the ongoing temporary inefficiencies related to the start-up of the Company's new U.S. manufacturing facility as well as higher costs as the Company increases its validation activities, and (iii) higher costs in the Engineering Segment as the Company advances its business optimization plan.

For the third quarter of 2024, operating profit margin decreased to 14.8%, compared with 18.8% for the same period last year, driven primarily by the reduction in gross profit.

Franco Stevanato, Chief Executive Officer, stated, "While we are maintaining our revenue guidance, we are lowering our adjusted EBITDA guidance to reflect higher costs predominantly in the Engineering Segment as we advance our business optimization plan, and to a lesser extent higher costs as we increase our validation activities. We remain focused on execution, and we are making progress on many fronts. Our growth investments are currently ramping, and in the third quarter our Latina project was profitable at the gross profit level, while in Fishers, we launched commercial production and generated our first commercial revenue. In Engineering, the actions we

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

have taken have helped us to complete a handful of highly complex projects for key customers that were previously delayed. The effects of destocking are expected to gradually improve into 2025, as we are starting to see some signs of stabilization in vial demand as customers work down inventories."

Biopharmaceutical and Diagnostic Solutions Segment (BDS)
For the third quarter of 2024, revenue from the BDS Segment grew 6% to €233.0 million (7% on a constant currency basis), compared with the same period last year, driven primarily by growth in high-value syringes and other products, which was offset by a 38% decline in revenue attributable to vials. The decline was more pronounced in more accretive EZ-fill® vials.

Revenue from high-value solutions increased 17% to €100.4 million, while revenue from other containment and delivery solutions was €132.6 million and consistent with the same period last year.

Gross profit margin for the BDS Segment decreased to 28% for the third quarter of 2024, mostly due to the expected temporary effects from (i) vial destocking, and (ii) inefficiencies and higher costs tied to the start-up phase of the Company's new manufacturing facility in the United States.

Engineering Segment
For the third quarter of 2024, revenue from the Engineering Segment decreased 15% to €44.8 million, compared with the same period last year.

The Company remains focused on executing a large volume of work currently in progress and implementing its business optimization plan which is designed to address the current challenges, improve the overall health of the business and return the business to profitable growth.

For the third quarter of 2024, gross profit margin decreased to 15.6%, compared with 18.5% for the same period last year, driven by higher costs related to certain highly complex projects and expenses tied to our business optimization plan.

Balance Sheet and Cash Flow
As of September 30, 2024, the Company had cash and cash equivalents of €78.0 million and net debt of €284.3 million. The Company believes that it has available liquidity to fund its strategic priorities over the next twelve months through a combination of cash on hand, available credit, cash generated from operations, and the ability to access additional financing.

As expected, capital expenditures for the third quarter of 2024 totaled €58.8 million, as the Company continues to ramp-up capacity in response to customer demand for high-value solutions in Fishers, Indiana and Latina, Italy.

For the third quarter of 2024, cash flow from operating activities was €18.3 million. For the third quarter of 2024, cash flow used for the purchase of property, plant, and equipment, and intangible assets totaled €47.8 million, driven primarily by capital expenditures supporting strategic initiatives. This resulted in negative free cash flow of €28.4 million for the third quarter of 2024.

Updated 2024 Guidance
The Company is maintaining its full year 2024 revenue guidance and continues to expect revenue in the range of €1,090 million to €1,110 million.

The Company is lowering its guidance for adjusted EBITDA and for adjusted diluted earnings per share to reflect higher costs and now expects:

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

•
Adjusted EBITDA in the range of €257 million to €263 million, and
•
Adjusted diluted EPS in the range of €0.47 to €0.49.

Franco Stevanato, concluded, "Our long-term prospects remain bright and there is much to be excited about. We operate in growing end markets and we continue to deliver organic growth, primarily driven by high-value solutions, the main pillar of our long-range construct. This confirms our strategy that we are investing in the right areas to meet growing customer demand for high-value solutions, driven by strong secular tailwinds. We aim to capitalize on favorable demand trends and set the path to durable organic growth, and expanding margins which will drive shareholder value."

Conference call: The Company will host a conference call and webcast at 8:30 a.m. (ET) on Tuesday, November 5, 2024, to discuss financial results. During the call, management will refer to a slide presentation which will be available on the morning of the call on the “Financial Results” page under the Investor Relations section of the Company's website.

Pre-registration: Participants who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. We encourage participants to pre-register for the conference call using the following link: STVN conference call pre-registration.

Webcast: A live, listen-only webcast of the call will be available at the following link: STVN webcast.

Dial in: Those who are unable to pre-register may dial in by calling:

Italy: +39 02 802 09 11

United Kingdom: +44 1 212 818004

United States: +1 718 705 8796

United States Toll Free: +1 855 265 6958

Questions during the call: Participants who wish to ask questions during the call should use the HD webphone link: https://hditalia.choruscall.com/?$Y2FsbHR5cGU9MiZpbmZvPWNvbXBhbnk=.

Replay:

The webcast will be archived for three months on the Company’s Investor Relations section of its website.

Forward-Looking Statements

This press release may include forward-looking statements. The words "continues,” “expect,” “ongoing,” “advances,” "increase," “remain,” “are making,” “are ramping,” “remains,” “believes,” "increases", "aim," “maintaining,” “growing,” “durable,” “expanding,” “drive,” "currently", and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's future financial performance, including revenue, operating expenses and ability to maintain profitability and operational and commercial capabilities; the Company's expectations regarding the development of the industry and the competitive environment in which it operates; the expansion of the Company's plants and its expectations to increase production capacity; the global supply chain and the Company's committed orders; customer demand and customers' ability to destock higher inventories accumulated during the COVID-19 pandemic; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; the Company's geographical and industrial footprint; and the Company's goals, strategies and investment plans. The forward-looking statements in this press release are based on numerous assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as conditions in the U.S. capital markets, negative global economic conditions, inflation, the impact of the conflict between Russia and the Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company’s future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in our most recent annual report on Form 20-F filed and our most recent filings with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to the tables included in this press release for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash/Net Debt, Free Cash Flow, and CAPEX. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess our financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. The Group delivers an integrated, end-to-end portfolio of products, processes, and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation, and its engineering excellence are central to its ability to offer value added solutions to clients. To learn more, visit: www.stevanatogroup.com.

Contact

Media Investor Relations

Stevanato Group Lisa Miles

media@stevanatogroup.com lisa.miles@stevanatogroup.com

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Consolidated Income Statement

(Amounts in € millions, except per share data)

	For the three months				For the nine months
	ended September 30,				ended September 30,

	2024	%	2023	%	2024	%	2023	%

Revenue	277.9	100.0%	271.4	100.0%	773.4	100.0%	764.7	100.0%
Costs of sales	203.4	73.2%	188.5	69.5%	569.3	73.6%	526.6	68.9%
Gross Profit	74.4	26.8%	82.9	30.5%	204.2	26.4%	238.1	31.1%
Other operating Income	1.3	0.5%	2.2	0.8%	3.6	0.5%	7.4	1.0%
Selling and Marketing Expenses	5.8	2.1%	5.0	1.8%	19.0	2.5%	17.8	2.3%
Research and Development Expenses	6.6	2.4%	8.7	3.2%	26.1	3.4%	25.6	3.3%
General and Administrative Expenses	22.3	8.0%	20.2	7.4%	68.4	8.8%	65.4	8.5%
Operating Profit	41.0	14.8%	51.2	18.8%	94.3	12.2%	136.7	17.9%
Finance Income	6.8	2.4%	4.8	1.8%	13.6	1.8%	15.9	2.1%
Finance Expense	7.0	2.5%	5.6	2.1%	12.3	1.6%	21.9	2.9%
Profit Before Tax	40.8	14.7%	50.4	18.6%	95.6	12.4%	130.7	17.1%
Income Taxes	10.8	3.9%	12.5	4.6%	26.2	3.4%	30.3	4.0%
Net Profit	30.0	10.8%	37.9	14.0%	69.4	9.0%	100.4	13.1%
Earnings per share
Basic earnings per ordinary share	0.11		0.14		0.26		0.38
Diluted earnings per ordinary share	0.11		0.14		0.26		0.38

Average shares outstanding	272.9		264.9		270.5		264.8
Average shares assuming dilution	272.9		265.0		270.6		264.8

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reported Segment Information

(Amounts in € millions)

	For the three months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	233.0	44.8	—	277.9
Inter-Segment	1.8	48.6	(50.4)	—
Revenue	234.9	93.4	(50.4)	277.9

Gross Profit	65.9	14.6	(6.0)	74.4
Gross Profit Margin	28.0%	15.6%		26.8%

Operating Profit	39.7	9.5	(8.1)	41.0
Operating Profit Margin	16.9%	10.1%		14.8%

	For the three months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	218.9	52.5	—	271.4
Inter-Segment	0.6	33.9	(34.5)	—
Revenue	219.5	86.4	(34.5)	271.4

Gross Profit	71.8	16.0	(4.9)	82.9
Gross Profit Margin	32.7%	18.5%		30.5%

Operating Profit	46.6	9.7	(5.1)	51.2
Operating Profit Margin	21.2%	11.2%		18.8%

	For the nine months ended September 30, 2024
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	654.3	119.1	—	773.4
Inter-Segment	3.0	131.2	(134.2)	—
Revenue	657.3	250.3	(134.2)	773.4

Gross Profit	181.6	36.2	(13.7)	204.2
Gross Profit Margin	27.6%	14.5%		26.4%

Operating Profit	100.2	16.7	(22.6)	94.3
Operating Profit Margin	15.2%	6.7%		12.2%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

	For the nine months ended September 30, 2023
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	619.3	145.4	—	764.7
Inter-Segment	1.4	126.2	(127.6)	—
Revenue	620.7	271.6	(127.6)	764.7

Gross Profit	202.7	56.9	(21.5)	238.1
Gross Profit Margin	32.7%	20.9%		31.1%

Operating Profit	125.9	38.1	(27.4)	136.7
Operating Profit Margin	20.3%	14.0%		17.9%

Cash Flow

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Cash flow from operating activities	18.3	33.5	112.1	95.0
Cash flow used in investing activities	(47.6)	(132.2)	(219.2)	(328.9)
Cash flow from financing activities	29.4	101.7	116.9	70.3
Net change in cash and cash equivalents	0.1	2.9	9.9	(163.6)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Non GAAP Financial Information

This press release contains non-GAAP financial measures. Please refer to "Non-GAAP Financial Information" on page 4 and the tables included in this press release for a reconciliation of non-GAAP financial measures.

Reconciliation of Revenue to Constant Currency Revenue

(Amounts in € millions)

Three months ended September 30, 2024	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	233.0	44.8
Effect of changes in currency translation rates	1.7	—
Organic Revenue (Non-IFRS GAAP)	234.7	44.8

Nine months ended September 30, 2024	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	654.3	119.1
Effect of changes in currency translation rates	2.7	0.1
Organic Revenue (Non-IFRS GAAP)	657.0	119.2

Reconciliation of EBITDA

(Amounts in € millions)

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2024	2023	%	2024	2023	%
Net Profit	30.0	37.9	(20.8)%	69.4	100.4	(30.9)%
Income Taxes	10.8	12.5	(13.9)%	26.2	30.3	(13.6)%
Finance Income	(6.8)	(4.8)	41.1%	(13.6)	(15.9)	(14.5)%
Finance Expenses	7.0	5.6	26.1%	12.3	21.9	(43.8)%
Operating Profit	41.0	51.2	(19.8)%	94.3	136.7	(31.0)%
Depreciation and Amortization and Impairment of PPE	18.4	20.5	(10.2)%	60.9	58.4	4.3%
EBITDA	59.5	71.7	(17.1)%	155.2	195.1	(20.5)%

Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Revenue	277.9	271.4	773.4	764.7
Net Profit Margin (Net Profit/ Revenue)	10.8%	14.0%	9.0%	13.1%
Operating Profit Margin (Operating Profit/ Revenue)	14.8%	18.8%	12.2%	17.9%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	22.9%	27.5%	21.8%	26.8%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	16.3%	20.0%	13.9%	19.1%

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,

Net Profit, and Diluted EPS

(Amounts in € millions, except per share data)

Three months ended September 30, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	59.5	41.0	10.8	30.0	0.11
Adjusting items:
Start-up costs new plants (1)	3.5	3.5	1.0	2.6	0.01
Restructuring and related charges (2)	0.5	0.5	0.1	0.4	0.00
Other severance costs (3)	0.2	0.2	0.1	0.2	0.00
Adjusted	63.7	45.2	11.9	33.1	0.12
Adjusted Margin	22.9%	16.3%

Three months ended September 30, 2023	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	71.7	51.2	12.5	37.9	0.14
Adjusting items:
Start-up costs new plants (1)	2.8	2.8	0.7	2.1	0.01
Restructuring and related charges (2)	0.2	0.2	0.0	0.1	0.00
Adjusted	74.7	54.2	13.3	40.1	0.15
Adjusted Margin	27.5%	20.0%

Nine months ended September 30, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	155.2	94.3	26.2	69.4	0.26
Adjusting items:
Start-up costs new plants (1)	9.2	9.2	2.5	6.7	0.02
Restructuring and related charges (2)	3.6	3.6	0.9	2.7	0.01
Other severance costs (3)	0.2	0.2	0.1	0.2	0.00
Adjusted	168.3	107.3	29.6	79.1	0.29
Adjusted Margin	21.8%	13.9%

Nine months ended September 30, 2023	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS
Reported	195.1	136.7	30.3	100.4	0.38
Adjusting items:
Start-up costs new plants (1)	9.4	9.4	2.5	6.9	0.03
Restructuring and related charges (2)	0.3	0.3	0.1	0.2	0.00
Adjusted	204.8	146.4	32.9	107.5	0.41
Adjusted Margin	26.8%	19.1%

(1) During the three and nine months ended September 30, 2024, the Group recorded €3.5 million and €9.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. During the three and nine months ended September 30, 2023, the Group recorded €2.8 million and €9.4 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to the commencement of commercial operations that are associated with recruiting, hiring, training and travel expenses of personnel.

(2) During the three and nine months ended September 30, 2024, the Group recorded €0.5 million and €3.6 million, respectively, of restructuring and related charges among general and administrative expenses and research and development expenses. During the three and nine months ended September 30, 2023, the Group recorded €0.2 million and €0.3 million, respectively, of restructuring and related charges among general and administrative expenses. These charges are mainly employee costs related to the reorganization of certain business functions.

(3) During the three and the nine months ended September 30, 2024, the Group recorded €0.2 million related to personnel expenses, including other severance costs.

(4) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Capital Employed

(Amounts in € millions)

	As of September 30, 2024	As of December 31, 2023

- Goodwill and intangible assets	83.1	81.0
- Right of Use assets	16.8	18.2
- Property, plant and equipment	1,157.7	1,028.5
- Financial assets - investments FVTPL	0.2	0.7
- Other non-current financial assets	5.5	4.5
- Deferred tax assets	87.0	76.3
Non-current assets excluding FV of derivative financial instruments	1,350.3	1,209.2

- Inventories	286.6	255.3
- Contract Assets	166.0	172.6
- Trade receivables	268.1	301.8
- Trade payables	(246.1)	(277.8)
- Advances from customers	(7.0)	(22.9)
- Non-current advances from customers	(51.0)	(39.4)
- Contract Liabilities	(23.2)	(22.3)
Trade working capital	393.3	367.2

- Tax receivables and Other receivables	62.3	58.2
- Tax payables and Other current liabilities	(123.2)	(107.0)
- Current provisions	(1.9)	(1.1)
Net working capital	330.4	317.4

- Deferred tax liabilities	(10.8)	(9.6)
- Employees benefits	(7.2)	(7.4)
- Non-current provisions	(3.9)	(4.0)
- Other non-current liabilities	(52.2)	(48.5)
Total non-current liabilities and provisions	(74.1)	(69.5)

Capital employed	1,606.6	1,457.1

Net (debt) /cash	(284.3)	(324.4)

Total Equity	(1,322.3)	(1,132.6)

Total equity and net (debt)/ cash	(1,606.6)	(1,457.1)

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290

EXHIBIT 99.1

Free Cash Flow

(Amounts in € millions)

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Net cash flow from operating activities	18.3	33.5	112.1	95.0
Interest paid	1.5	1.0	3.8	2.4
Interest received	(0.5)	(0.1)	(1.7)	(0.7)
Purchase of property, plant and equipment	(44.6)	(131.3)	(213.7)	(351.2)
Proceeds from sale of property, plant and equipment	0.1	0.1	3.1	0.1
Purchase of intangible assets	(3.2)	(1.0)	(8.7)	(3.6)
Free Cash Flow	(28.4)	(97.8)	(105.0)	(257.9)

Net (Debt) / Net Cash

(Amounts in € millions)

	As of September 30,	As of December 31,
	2024	2023
Non-current financial liabilities	(289.4)	(255.6)
Current financial liabilities	(75.6)	(143.3)
Other non-current financial assets - Fair value of derivatives financial instruments	—	0.6
Other current financial assets	2.6	4.4
Cash and cash equivalents	78.0	69.6
Net (Debt)/ Cash	(284.3)	(324.4)

CAPEX

(Amounts in € millions)

	For the three months ended September 30,		Change	For the nine months ended September 30,		Change
	2024	2023		€2024	2023	€
Addition to Property, plants and equipment	55.6	106.2	(50.6)	197.9	355.0	(157.1)
Addition to Intangible Assets	3.2	1.0	2.2	8.7	3.6	5.1
CAPEX	58.8	107.2	(48.4)	206.6	358.5	(152.0)

Reconciliation of 2024 Guidance (Updated)

Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS

(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit *	Diluted EPS
Reported	1,090.0 - 1,110.0	239.9 - 245.9	155.8 - 161.8	115.0 - 119.4	0.42 - 0.44
Adjusting items	—	17.1	17.1	12.7	0.05
Adjusted	1,090.0 - 1,110.0	257.0 - 263.0	172.9 - 178.9	127.6 - 132.1	0.47 - 0.49

*Amounts may not add due to rounding

stevanatogroup.com	Stevanato Group S.p.A.
Ph. +39 049 931 8111	Via Molinella, 17 - 35017 Piombino Dese, Padova, Italy
F. +39 049 936 6151	Cap. Soc. € 22.231.562,00 i.v. - C.f. e P. IVA: 01487430280 / VAT code: IT01487430280 R.I. Padova n. 01487430280 - REA n. 164290